Yandex Announces Appointment of Greg Abovsky as Chief Operating Officer

Moscow, November 22, 2017. Yandex (NASDAQ: YNDX), one of the largest European internet companies and the leading search provider in Russia, has today announced changes to its senior management team.

Greg Abovsky has been appointed Chief Operating Officer of Yandex, effective December 1st, 2017. He will succeed Alexander Shulgin, current COO, who has decided to leave the company. Greg will continue acting in his current role as the company's Chief Financial Officer. Arkady Volozh will remain Chief Executive Officer of Yandex N.V.

“I am extremely grateful to Alexander Shulgin for his leadership and major contributions to Yandex. Alexander initiated a series of structural changes that positioned Yandex for long-term growth and success. Yandex.Market, Auto.ru and Yandex.Taxi attained their current leading positions because of the business unitization efforts which Alexander initiated, and there are many more promising experiments in the pipeline,” said Arkady Volozh. “Greg Abovsky shares Yandex core values and a vision for growing the Yandex ecosystem. Over the last five years, he has worked closely with Alexander and I am confident that he is best positioned to take Yandex forward.”

“Over the course of my seven years at Yandex, I have had the pleasure to work with and learn from an extremely professional team. I am deeply thankful to my colleagues for all their trust and support,” says Alexander Shulgin. “Yandex has built an exciting environment where employees are encouraged to innovate and experiment. Yandex is thriving and the future for Yandex is bright. While it is time for me to move on, I am confident that Greg will do a great job as the COO. He is a brilliant professional and an invaluable colleague who has a lot to give to Yandex.”

“I want to thank Arkady for the trust that he has placed in me to take on this new role,” said Greg Abovsky. “I greatly enjoyed working together with Alexander to foster growth and innovation at Yandex, and I am excited to continue helping Yandex realize its immense potential going forward.”

Greg Abovsky joined Yandex as its Vice President of Investor Relations and Corporate Development in 2013. He was appointed Chief Financial Officer in 2014, and, for the past few years, he has been focusing on the company’s operations, as well as contributing to the development of its services. Greg has over 14 years of experience in a variety of finance and investment senior management roles in the media and technology sectors. He holds a B.A. in Business Economics and Russian Literature from Brown University and an M.B.A. with High Distinction from Harvard Business School.

About Yandex

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 17 offices worldwide, has been listed on the NASDAQ since 2011.

Contacts:

Media Relations

Ochir Mandzhikov, Asya Melkumova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru